SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TECHTARGET, INC.

(Name of Subject Company (Issuer))

TECHTARGET, INC.

(Name of Filing Persons (Issuer and Offeror))

0.125% Convertible Senior Notes due 2025

0.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

87874R AB6

87874R AD2

(CUSIP Number of Class of Securities)

Charles D. Rennick

Vice President, General Counsel, and Corporate Secretary

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

(617) 431-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Joseph B. Conahan, Esq.

Craig Hilts, Esq.

Ryan S. Brewer, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

Reference is made to that certain Agreement and Plan of Merger, dated January 10, 2024 (the “Transaction Agreement”), by and among TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) (the “Successor Company”), TechTarget Holdings Inc. (formerly known as TechTarget, Inc.) (“Former TechTarget”), Toro Acquisition Sub, LLC (“Merger Sub”), Informa PLC, Informa US Holdings Limited (“Informa HoldCo”) and Informa Intrepid Holdings Inc. (“Informa Intrepid”).

Pursuant to the terms of the Transaction Agreement, on December 2, 2024, (i) Ivory HoldCo contributed all of the issued and outstanding shares of capital stock of Informa Intrepid, plus $350 million in cash to the Successor Company in exchange for 41,651,366 shares of Successor Company common stock, $0.001 par value per share (“Successor Company Common Stock”), and (ii) Merger Sub merged with and into Former TechTarget, with Former TechTarget surviving the merger and becoming a direct wholly owned subsidiary of the Successor Company (collectively, the “Transactions”). As a result of the completion of the Transactions, a Fundamental Change, a Make-Whole Fundamental Change and a Specified Corporate Event (each as defined in applicable Indenture (as defined below)) occurred on December 2, 2024.

Reference is further made to (a) that certain Indenture, dated as of December 17, 2020 (the “Original 2025 Indenture”), by and between Former TechTarget and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), a national banking corporation, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 29, 2024, by and among Former TechTarget, the Successor Company and the Trustee (the “First 2025 Supplemental Indenture,” and together with the Original 2025 Indenture, the “2025 Indenture”), relating to the 0.125% Convertible Senior Notes due 2025 (the “2025 Notes”), and (b) that certain Indenture, dated as of December 13, 2021 (the “2026 Original Indenture”), by and between Former TechTarget and Trustee, as supplemented by the First Supplemental Indenture, dated as of November 29, 2024, by and among Former TechTarget, the Successor Company and the Trustee (the “2026 First Supplemental Indenture,” and together with the 2026 Original Indenture, the “2026 Indenture” and, together with the 2025 Indenture, the “Indentures” and each an “Indenture”), relating to the 0.000% Convertible Senior Notes due 2026 (the “2026 Notes” and together with the 2025 Notes, the “Notes”).

In connection with the Transactions, pursuant to the terms of the First 2025 Supplemental Indenture and the First 2026 Supplemental Indenture (together, the “Supplemental Indentures” and each a “Supplemental Indenture”), the Successor Company succeeded to the obligations of Former TechTarget under the Indentures and the Notes as provided in the applicable Supplemental Indenture, including any payments with respect to the repurchase offer made by the 2025 Notes Offer to Purchase and the 2026 Notes Offer to Purchase (each defined below).

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Successor Company and is intended to satisfy the disclosure requirements of Rules 13e-4(b)(1), 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Notes Offers to Purchase (defined below) is incorporated by reference herein in response to Items 1 through 13, except those items to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notes Offers to Purchase, as applicable.

Items 1 through 9, and Item 11.

As required by each Indenture, this Schedule TO is being filed by the Successor Company with respect to the right of each holder of the applicable Notes to require the Successor Company to repurchase, at such holder’s option:

•	in the case of the 2025 Notes, 100% of the principal amount of the 2025 Notes, plus accrued and unpaid interest thereon to, but excluding, January 20, 2025, pursuant to the terms and conditions of

(i) the Offer to Purchase for Cash and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of 0.125% Convertible Senior Notes due 2025, dated December 20, 2024 (the “2025 Notes Offer to Purchase”), attached hereto as Exhibit (a)(1)(i), (ii) the 2025 Indenture and (iii) the 2025 Notes; and

•

in the case of the 2026 Notes, 100% of the principal amount of the 2026 Notes pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of 0.000% Convertible Senior Notes due 2026, dated December 20, 2024 (the “2026 Notes Offer to Purchase” and, together with the 2025 Notes Offer to Purchase, the “Notes Offers to Purchase”), attached hereto as Exhibit (a)(1)(ii), (ii) the 2026 Indenture and (iii) the 2026 Notes.

The information set forth in the Notes Offers to Purchase is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.	Financial Statements.

(a)

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Successor Company’s financial condition is not material to a holder’s decision whether to surrender the Notes to the Successor Company for repurchase because (i) the consideration being paid to holders surrendering Notes consists solely of cash, (ii) the Fundamental Change Repurchase Right is not subject to any financing conditions, (iii) the Successor Company is a public reporting company under the Exchange Act that files reports electronically on the Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”), and (iv) the Fundamental Change Repurchase Right applies to all outstanding Notes. The financial condition and results of operations of the Successor Company, its subsidiaries and the consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase for Cash and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of 0.125% Convertible Senior Notes due 2025, dated December 20, 2024.

(a)(1)(ii)	Offer to Purchase for Cash and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of 0.000% Convertible Senior Notes due 2026, dated December 20, 2024.

(a)(2)-(4)	Not applicable.

(a)(5)	Press Release, dated December 20, 2024, announcing offer to repurchase for cash TechTarget, Inc.’s 0.125% Convertible Senior Notes due 2025 and 0.000% Convertible Senior Notes due 2026.

(b)	Credit Agreement, dated December 2, 2024, by and among Toro CombineCo, Inc., the Lenders party thereto and Informa Group Holdings Limited (incorporated by reference herein to Exhibit 10.9 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(1)	Indenture (including form of Notes) with respect to TechTarget’s 0.125% Convertible Senior Notes due 2025, dated as of December 17, 2020, by and between TechTarget, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by TechTarget, Inc. on December 17, 2020).

(d)(2)	First Supplemental Indenture, dated November 29, 2024, by and among TechTarget, Inc., Toro CombineCo, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(3)	Indenture (including form of Notes) with respect to TechTarget’s 0.00% Convertible Senior Notes due 2026, dated as of December 13, 2021, between TechTarget, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by TechTarget, Inc. on December 14, 2021).

(d)(4)	First Supplemental Indenture, dated November 29, 2024, by and among TechTarget, Inc., Toro CombineCo, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(5)	Agreement and Plan of Merger, dated as of January 10, 2024, by and among TechTarget, Inc., Toro CombineCo, Inc., Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc (incorporated by reference herein to Exhibit 2.1 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on January 11, 2024).*

(d)(6)	Stockholders Agreement, dated as of December 2, 2024, by and among TechTarget, Inc. (formerly known as Toro CombineCo, Inc.), Informa PLC and Informa US Holdings Limited (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(7)	Registration Rights Agreement, dated as of December 2, 2024, by and between TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) and Informa US Holdings Limited (incorporated by reference herein to Exhibit 10.2 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(8)	Commercial Cooperation Agreement, dated as of December 2, 2024, by and between TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) and Informa Group Limited (incorporated by reference herein to Exhibit 10.8 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(9)	Tax Matters Agreement, dated as of December 2, 2024, by and among TechTarget, Inc. (formerly known as Toro CombineCo, Inc.), Informa PLC, Informa USA, Inc., Informa Tech LLC and Informa Intrepid Holdings Inc. (incorporated by reference herein to Exhibit 10.3 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(10)	Amendment No. 1, dated as of October 31, 2024, by and between Informa Intrepid Holdings Inc. and Michael Sean Griffey on behalf of Michael Sean Griffey, Eli Dickinson, and Ryan Willumson, to the Deferred Purchase Agreement, dated as of July 18, 2022, by and among Informa Intrepid Holdings Inc., Michael Sean Griffey, Eli Dickinson, and Ryan Willumson, Informa Group Limited and FCP-Industry Dive Holdings, LLC.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

*

Certain schedules, annexes and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules, annexes and exhibits to the U.S. Securities and Exchange Commission upon request.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TechTarget, Inc.

By:	/s/ Daniel Noreck
Name: Daniel Noreck Title: Chief Financial Officer, Treasurer

Date: December 20, 2024